Exhibit 99.1

VOTING RESULTS OF STONECO LTD. 2022 ANNUAL GENERAL MEETING OF SHAREHOLDERS

GEORGE TOWN, Grand Cayman, September 27, 2022 – StoneCo Ltd. (Nasdaq: STNE) (“Stone”) announces that the following resolutions set out in its Notice of Annual General Meeting dated August 24, 2022 were duly passed at its annual general meeting held on September 27, 2022:

•	The approval and ratification of Stone’s financial statements, the auditor’s report and Stone’s annual report on Form 20-F for the fiscal year ended December 31, 2021.

•	The reelection of André Street de Aguiar to serve until the next annual general meeting of shareholders, or until such person resigns or is removed in accordance with Stone’s Memorandum and Articles of Association.

•	The election of Conrado Engel to serve until the next annual general meeting of shareholders, or until such person resigns or is removed in accordance with Stone’s Memorandum and Articles of Association.

•	The reelection of Roberto Moses Thompson Motta to serve until the next annual general meeting of shareholders, or until such person resigns or is removed in accordance with Stone’s Memorandum and Articles of Association.

•	The reelection of Luciana Ibiapina Lira Aguiar to serve until the next annual general meeting of shareholders, or until such person resigns or is removed in accordance with Stone’s Memorandum and Articles of Association.

•	The reelection of Pedro Henrique Cavallieri Franceschi to serve until the next annual general meeting of shareholders, or until such person resigns or is removed in accordance with Stone’s Memorandum and Articles of Association.

•	The reelection of Diego Fresco Gutiérrez to serve until the next annual general meeting of shareholders, or until such person resigns or is removed in accordance with Stone’s Memorandum and Articles of Association.

•	The election of Mauricio Luis Luchetti to serve until the next annual general meeting of shareholders, or until such person resigns or is removed in accordance with Stone’s Memorandum and Articles of Association.

•	The election of Patricia Regina Verderesi Schindler to serve until the next annual general meeting of shareholders, or until such person resigns or is removed in accordance with Stone’s Memorandum and Articles of Association.

•	The election of Pedro Zinner to serve until the next annual general meeting of shareholders, or until such person resigns or is removed in accordance with Stone’s Memorandum and Articles of Association.

About Stone

Stone is a leading provider of financial technology and software solutions that empower merchants to conduct commerce seamlessly across multiple channels and help them grow their businesses.

Contact

Investor Relations

investors@stone.co